Filed by Focus Enhancements, Inc.
                                      Pursuant to Rule 425 of the Securities Act
                                           of 1933, as amended, and deemed filed
                                          pursuant to Rule 14d-2 and Rule 14a-12
                                            under the Securities Exchange Act of
                                                                1934, as amended

FOCUS LOGO

FOCUS Enhancements, Inc. o 1370 Dell Ave. o Campbell, CA 95008 o (408) 866 8300

Investor Relations Contacts:
Lillian Armstrong/ Kirsten Chapman/Brendan Lahiff
Lippert/Heilshorn & Associates
(415) 433-3777
kirsten@lhai-sf.com

            FOCUS Enhancements Names Tommy Eng to Board of Directors

              -Twenty-year Semiconductor Technology Veteran Brings
                    Development and Manufacturing Expertise-

CAMPBELL, CA., February 2, 2004 - FOCUS Enhancements (NASDAQ SC: FCSE), a worldwide leader in video production and conversion technology, today announced the appointment of Tommy Eng, 45, to the FOCUS Enhancements Board of Directors, increasing board membership to seven. Mr. Eng is the Vice Chairman and founder of Tera Systems, a private electronic design automation (EDA) company.

Tommy Eng commented, "I have completed my own independent due diligence of the company prior to accepting the board offer. The talented semiconductor group is forging new roads in Ultra Wideband (UWB) video applications. I believe FOCUS Enhancements' ability to produce more complete, cost effective video processing solutions creates competitive advantages, and my immediate goal is to help the company produce its first UWB production chip."

"Tommy has spent over 20 years pursuing new semiconductor technologies," stated Brett Moyer, CEO of FOCUS Enhancements. "His many successes include the development of new Integrated Circuit (IC) design methodologies, design automation software, and high- performance microprocessor and DSP designs. We expect Tommy's foundation in semiconductor manufacture and design will provide strong technological expertise to the board of directors as FOCUS Enhancements moves forward with its UWB development."

Mr. Eng's career includes various management and engineering positions of increasing responsibilities. Prior to founding Tera Systems in 1996, he was the General Manager of the Advanced IC Design Automation and Design Consultation division of Mentor Graphics. Previous to Mentor Graphics, Eng was the General Manager of the IC Design Services and EDA Software division of Silicon Compiler Systems. Eng also has held various technical staff positions at ATT Bell Laboratories developing microprocessors, network switches, and IC design tools. Mr. Eng holds a Masters in Science and Electrical Engineering from the University of California, Berkeley.

About FOCUS Enhancements, Inc.

FOCUS Enhancements, Inc. (NASDAQ SC: FCSE) is a leading designer of world-class solutions in advanced, proprietary video technology. Headquartered in Campbell, CA, FOCUS Enhancements designs, develops, and markets video solutions in two distinct markets: advanced proprietary video conversion integrated circuits
(ICs) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor IC products include designs for PCs, game cards, internet, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to original equipment manufacturers
(OEMs). FOCUS Enhancements' complete line of video


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presentation  and video production  devices are sold globally through  resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and home theater markets. More information on FOCUS Enhancements may be obtained from the company's SEC
filings,    or   by   visiting   the   FOCUS    Enhancements    home   page   at
http://www.FOCUSinfo.com.

Statements   about   future   results   and   other   expectations    constitute
forward-looking   statements  within  the  meaning  of  the  Private  Securities
Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. A number of factors in addition to those discussed above could cause actual results to differ materially from expectations. Demand for FOCUS Enhancements' products, which impacts revenue and the gross margin percentage, is affected by business and economic conditions and changes in customer order patterns. Any projections are based upon many factors and are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of FOCUS Enhancements. Important assumptions and other important factors, including risk factors, that could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's Form 10-KSB for the year ended December 31, 2002 and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

                                      # # #

Focus intends to file a registration statement on Form S-4 in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Visual Circuits and Visual Circuits intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Visual Circuits are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Focus and Visual Circuits and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Focus or Visual Circuits (when available), and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Circuits in favor of the transaction. Information regarding Focus' executive officers and directors is contained in Focus' Form 10-K for the year ended December 31, 2002 and its proxy statement dated November 5, 2003, both of which are filed with the SEC.

In addition to the registration statement on Form S-4 to be filed by Focus in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Visual Circuits in connection with the transaction, Focus files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. The reports, statements and other information filed by Focus with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Focus.


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